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SEC FILE NUMBER
CUSIP NUMBER

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):        ☐ Form 10-K         ☐ Form 20-F         ☐ Form 11-K         ☒ Form 10-Q         ☐ Form 10-D         ☐ Form N-CEN

☐ Form N-CSR

For Period Ended: ____________________________
☐	Transition Report on Form 10-K
☐	Transition Report on Form
☐	20-F Transition Report on
☐	Form 11-K Transition Report on Form 10-Q
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has veriﬁed any information contained herein.

If the notiﬁcation relates to a portion of the ﬁling checked above, identify the Item(s) to which the notiﬁcation relates:

PART I — REGISTRANT INFORMATION

Home Federal Bancorp, Inc. of Louisiana
Full Name of Registrant

Former Name if Applicable

624 Market Street
Address of Principal Executive Office (Street and Number)

Shreveport, Louisiana 71101
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be ﬁled without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be ﬁled on or before the ﬁfteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be ﬁled on or before the ﬁfth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
SEC 1344 (06-19)

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be ﬁled within the prescribed time period.

Home Federal Bancorp, Inc. of Louisiana (the “Company”) is unable to file with the Securities and Exchange Commission its Quarterly Report on Form 10-Q for the quarter ended March 31, 2023 (the “Form 10-Q”) within the prescribed time period without unreasonable effort or expense. The Company requires additional time to compile and review information and disclosures in connection with the completion of its acquisition of Northwest Bancshares Corporation, which was completed on February 1, 2023. The Company plans to file the Form 10-Q no later than the fifth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

1.	Name and telephone number of person to contact in regard to this notiﬁcation

Glen W. Brown	318	841-5360
(Name)	(Area Code)	(Telephone Number)

2.

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter  period that the registrant was required to ﬁle such report(s) been ﬁled? If answer is no, identify report(s).                                   Yes       ☒           No           ☐

3.

Is it anticipated that any signiﬁcant change in results of operations from the corresponding period for the last ﬁscal year will be reﬂected by the earnings statements to be included in the subject report or portion thereof?

Yes         ☐           No            ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Home Federal Bancorp, Inc. of Louisiana
Name of Registrant as Speciﬁed in Charter)

has caused this notiﬁcation to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 15, 2023	By	/s/ Glen W. Brown

INSTRUCTION: The form may be signed by an executive ofﬁcer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive ofﬁcer), evidence of the representative’s authority to sign on behalf of the registrant shall be ﬁled with the form.

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